July 21, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:  H. Christopher Owings, Peggy Kim and John Fieldsend

Re: Tandy Leather Factory, Inc.
Registration Statement on Form S-1
File Number 333-134734

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant of the offering (the “Registrant”) pursuant to the above-captioned registration statement (the “Registration Statement”) hereby requests that the effective time of the Registration Statement be accelerated to 12:00 p.m., Eastern Daylight time, on July 24, 2006, or as soon thereafter as is practicable.

The Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, the Registrant does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TANDY LEAHER FACTORY, INC.

/s/ WRAY THOMPSON
Wray Thompson
Chairman of the Board
and Chief Executive Officer